MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
SECOND QUARTER - FISCAL 2007
May 14, 2007

The following discussion and analysis of operating results and financial position is supplementary to, and should be read in conjunction with the unaudited financial statements for the three months ended March 31, 2007 and the audited financial statements of Eiger Technology, Inc. (“Eiger” or “the Company”) for the year ended September 30, 2006. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. All monetary amounts, unless otherwise indicated, are expressed in Canadian dollars.

FORWARD-LOOKING INFORMATION

The discussion and analysis and other sections of this report contain forward-looking statements. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause results to differ materially from those contemplated by these forward-looking statements. Eiger considers the assumptions on which these forward-looking statements are based to be reasonable at the time the statements were prepared, but cautions the reader that they could cause actual results to differ materially from those anticipated.

COMPANY OVERVIEW

Eiger Technology, Inc.

Eiger Technology, Inc. is a holding company with two main investments; Racino Royale, Inc. (“Racino”) and Newlook Industries Corp. (“Newlook”). Eiger is a public company listed as symbol “AXA” on the Toronto Stock Exchange and as “ETIFF” on the Nasdaq OTCBB. Eiger’s head office is located in Toronto Ontario and has five staff.

Racino Royale, Inc.

Racino Royale, Inc.’s mandate is the conduct of horse-races and horseracing track development opportunities. Racino is currently reviewing horseracing track acquisitions or development opportunities. Racino is listed on the Nasdaq OTCBB under the symbol “RCNR”. At March 31, 2007, Eiger had slightly greater than a 50% ownership stake in Racino. Eiger has announced its intention to divest itself of its position in Racino for funds that it plans to direct towards a new strategy.

Newlook Industries Corp.

Newlook Industries Corp. is a telecommunications company that has a portfolio of products and services through its wholly-owned subsidiary, Onlinetel Corp., whose operations have been serving the Canadian market for over 13 years. Recently, Newlook completed an acquisition of a significant equity stake in a diversified telecommunications services company. Going forward, Newlook anticipates more acquisitions to enhance its position in the telecommunication services industry. Newlook currently has approximately 13 staff and is listed on the TSX Venture Exchange under the symbol “NLI”.

In the quarter, Eiger announced it would divest itself of its ownership in Newlook to a group of independent business people. At March 31, 2007, Eiger held a 42% equity position in Newlook. However, it is anticipated that this position will be reduced over time for funds that Eiger plans to direct towards an acquisition strategy as well as to ensure meeting its ongoing capital requirements. It is projected that the complete Newlook divestiture will enhance Eiger's treasury by an estimated $2 million.

RESULTS OF OPERATIONS

Eiger’s ownership stake in Newlook declined over the quarter from 85% on December 31, 2006 to 42% on March 31, 2007. As such, Eiger now reports its position in Newlook as an equity investment rather than consolidation. In the recent past, Newlook’s operations have represented the majority of Eiger’s consolidated balances. Eiger continues to consolidate its stake in Racino.

For the quarter ended March 31, 2007, consolidated net loss was $705,000 ($0.02 per share), versus net loss of $148,000 ($0.00 per share) in the prior year. The largest component of Eiger’s consolidated operating expenses is selling, general and administrative expenses (“SG&A”), which consists primarily of salaries and benefits, and certain operating costs. Consolidated SG&A of $206,000 for the quarter increased 23% from $167,000 in the previous year. Expenses incurred the quarter relating to Racino operations did not exist in the prior year, as Racino had not yet been established.

Eiger subsidiary, Newlook, previously comprised a substantial portion of Eiger’s consolidated operating figures. Currently, Newlook is accounted for using the equity method of accounting.

Eiger subsidiary, Racino, announced its intention to implement a new corporate strategy focusing on horseracing track development opportunities on June 13, 2006. Currently, Racino comprises a minor portion of Eiger’s operating figures. For the quarter ended March 31, 2007, Racino had nil revenues. Racino’s reported net loss was $63,000 for the quarter.

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial data of the Company for its last eight quarters as reported in the particular period:
Fiscal Qtr - Month End	Q2-3/07	Q1-12/06	Q4-9/06	Q3-6/06	Q2-3/06	Q1-12/05	Q4-9/05	Q3-6/05
Fiscal Year	2007	2007	2006	2005	2006	2006	2005	2005
Total Revenues	0	840,000	629,000	1,082,000	1,026,000	1,022,000	651,000	1,466,000
Income (Loss) before Unusual Items	(210,000)	(170,000)	851,000	(439,000)	(148,000)	(172,000)	(515,000)	85,000
Net Income (Loss)	(705,000)	(170,000)	851,000	(439,000)	(148,000)	(172,000)	694,000	85,000
EPS before Unusual Items	(0.01)	0.00	0.01	(0.01)	0.00	0.00	(0.01)	0.00
Earnings Per Share	(0.02)	0.00	0.01	(0.01)	0.00	0.00	0.02	0.00

LIQUIDITY

Cash, cash equivalents and short-term investments at March 31, 2007 were $177,000 compared to a consolidated balance of $354,000 at March 31, 2006. Eiger has no bank debt facilities. Eiger’s working capital is negative $123,000 at March 31, 2007.

On May 14, 2007, Eiger announced the close of a non-brokered private placement of 3,570,000 units in its securities at a price of $0.15 per unit. Each unit is comprised of one share and three share purchase warrants. The warrants, each of which is convertible to one common share upon exercise, are exercisable over a period of three years at various exercise prices. The private placement was over subscribed, and Eiger received proceeds of $535,500. If the Warrants are fully exercised, Eiger will receive an additional $5,355,000. The shares and warrants comprising the private placement carry a hold period until September 4, 2007.

The Company’s consolidated financial statements for the quarter ended March 31, 2007 have been prepared on a going concern basis, in accordance with Canadian generally accepted accounting principles and accounting principles generally accepted in the United States of America. The going concern basis of presentation assumes that the Company will continue in operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and contingencies in the normal course of operations.

There is doubt about the Company's ability to continue as a going concern as the Company has a working capital deficiency of $123,000 and an accumulated deficit of $46,447,000 as at March 31, 2007. The Company's ability to continue as a going concern is dependent upon the Company's ability to raise additional capital, to increase sales and sustain profitable operations. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due.

The Company believes that future shares issuance and certain sales related efforts will provide sufficient cash flow for it to continue as a going concern in its present form, however, there can be no assurances that the Company will achieve such results. Accordingly, the consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

OFF-BALANCE SHEET ARRANGEMENTS

Eiger had no off-balance sheet arrangements as at March 31, 2007,

TRANSACTIONS WITH RELATED PARTIES

All transactions within the corporate group listed in note 16 of the consolidated financial statements for the year ended September 30, 2006, are in the normal course of business and are recorded at the carrying value. Inter-company transactions and balances are eliminated upon consolidation. Service fees charged by directors, officers or corporations owned by management personnel during the quarter totaled $75,000.

PROPOSED TRANSACTIONS

The Company has no proposed asset or business acquisition or disposition that the board of directors or senior management has decided to proceed with at the present time.

CRITICAL ACCOUNTING ESTIMATES

The Company’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") which, except as noted in note 18 of the consolidated financial statements for the year ended September 30, 2006, are consistent in all material respects with accounting principles generally accepted in the United States of America. However, Eiger’s interest in Newlook decreased from 85% to 42% during the quarter, resulting in Eiger changing its accounting from consolidation to equity accounting. The critical accounting policies followed by the Company are as follows:

Fair Value of Financial Instruments

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of the financial instruments approximates their carrying values, unless otherwise noted.

Credit Risk
The Company's financial assets that are exposed to credit risk consist primarily of short-term investments, accounts receivable, and advance to corporation.

The Company, in the normal course of business, is exposed to credit risk from its customers. Management believes that sufficient allowance has been made for bad debts in these financial statements based on a review of accounts on an individual basis. The concentration of credit risk in trade accounts receivable is not considered to be significant due to the Company’s large client base.

Licensing Rights

Licensing rights are recorded at cost and are considered to have a perpetual life. Licensing rights are tested for impairment on a periodic basis or when events or circumstances dictate.

CHANGES IN ACCOUNTING POLICIES

Stock-Based Compensation

Executives and certain senior managers of the Company participate in the stock-based compensation plan, as described in note 14. Effective October 1, 2004, the Company adopted, on a retroactive basis, the recommendations of CICA Section 3870, “Stock-based Compensation and Other Stock-based Payments”. These recommendations require that compensation for all equity based awards made to non-employees and employees be measured and recorded in the consolidated financial statements at fair value. The fair value of stock based compensation is determined using the Black-Scholes option pricing model. The resulting value is charged against income over the vesting periods of the option.

For fiscal years prior to 2005, the Company applied the intrinsic value based method of accounting for share-based compensation awards granted to employees, as permitted by GAAP. As the Company has selected the retroactive application without restatement method, the impact on net income of adopting the fair value based method in the comparative period is disclosed in note 15(c) of the consolidated financial statements for the year ended September 30, 2006.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Earnings and cash flow are subject to volatility stemming mainly from movements in the U.S./Canadian dollar exchange rate and interest rates. Eiger does not hedge its foreign currency as it deals almost exclusively in the domestic currency and as a result of an evaluation of the costs of such hedging. As at March 31, 2007, the Company had no financial instruments.

OTHER MD&A REQUIREMENTS

Annual Information Form

Additional information relating to the Company, including the Company’s Annual Information Return, may be found on SEDAR at www.sedar.com.

Disclosure of Outstanding Share Data

As at March 31, 2007, the Company had authorized 100,000,000 Common Shares without par value and had issued 38,860,174 Common Shares.